Exhibit 99.1

Evogene Reports First Quarter 2024 Financial Results

Conference call and webcast: today, May 23, 2024, 9:00 am ET

Financial and Business Highlights:

•	Q1 2024 revenue: $4.2M vs. $0.6M in Q1 2023; anticipating continued growth in 2024.

•	Q1 2024 net loss: $3.8M vs. $7.0M in Q1 2023.

•	Projected 2024 cash usage, excluding Lavie Bio and Biomica: $8.0M, down 36% from $12.5M in 2023.

•	Ceasing Canonic's operations results in annualized savings of approximately $1.5 million.

•	Casterra's new agreements with African and Brazilian castor seed growers secure 900 tons of castor seeds, expected to fulfill all standing orders by end of 2024.

•	Biomica to present preliminary Phase 1 clinical trial results for BMC128 at the 2024 ASCO conference on June 3.

•
Lavie Bio received $2.5M, the second half of advanced payment from Corteva; announced new collaboration with Syngenta for bio insecticides; extended trials with Bayer for bio fungicides. Marketing and sales for Yalos™ are expanding in the US and Canada, with more crops added.

•
AgPlenus announced a new collaboration with Bayer, including an upfront payment, research funding, milestone payments, and future royalties; achieved a milestone with Corteva in an existing collaboration agreement.

Rehovot, Israel – May 23, 2024 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company aiming to revolutionize the development of life-science-based products, today announced its financial results for the first quarter period ended March 31, 2024.

Mr. Ofer Haviv, Evogene's President and CEO, stated: "Evogene's mission is to direct and accelerate the development of life-science based products. During the past years we developed three innovative AI tech-engines addressing the main development challenges of 3 life-science based product categories:

•	MicroBoost AI – for the development of microbe-based products,

•	ChemPass AI – for small-molecule-based products, and

•	GeneRator AI – for products based on genetic elements.

Our AI tech-engines were structured to be compatible with the tremendous potential of various market segments and not limited to only one specific segment.

In order to capture the value of our AI tech-engines, our business strategy is to establish diverse collaborative partnerships through licensing or collaboration, with expert partners in specific fields that complement our technology. Together, we’ll develop novel products, aiming for full or partial ownership upon project completion.

This approach maximizes the potential of our AI tech-engines, while reducing financial and development risks. We believe this strategy holds the potential for groundbreaking innovations and significant financial gains for Evogene.

Today, Evogene has 4 subsidiary companies, and diverse engagements with leading companies in additional market segments, not covered by our subsidiaries.

I am very pleased to share with you the main achievements made by Evogene and its subsidiaries from the beginning of the year."

Evogene Updates:

-
Ceasing Canonic's operation - Evogene has decided to cease its subsidiary Canonic, which specialized in customized medical cannabis products, following challenging market conditions in the medical cannabis sector. This decision results in annualized savings of approximately $1.5 million. Resources will be reallocated to areas with greater growth potential, such as funding Casterra’s needs for on-going capital.

-
Establishment of Finally Foods - In March 2024, Evogene and The Kitchen FoodTech Hub by Strauss Group, established Finally Foods Ltd., an AI-driven company focused on sustainable protein production in plants, for the food sector. Finally Foods will leverage Evogene's AI technology to modify plants for efficient protein production. The company has secured pre-seed funding from TKH and the Israeli Innovation Authority. Evogene holds approximately 40% stake in the company.

-
Collaboration with Verb Biotics - In February 2024, Evogene and Verb Biotics entered into a collaboration agreement to advance probiotic innovation by developing new strains of probiotic bacteria that produce sustainable quantities of microbial metabolites, which enhance human health and vitality. The partnership will leverage Evogene’s MicroBoost AI tech-engine and Verb Biotics’ expertise in microbiome health.

Subsidiaries Updates:

Casterra Ag Ltd. – focuses on developing an integrated solution to enable large-scale commercial cultivation of castor to address the global demand for stable castor oil supply, mainly for the biodiesel industry. Casterra is utilizing GeneRator AI tech engine to direct and accelerate the development of its unique elite castor seed varieties.

-
Under the supervision of Casterra’s new CEO, the company has recently engaged with castor seed growers in Africa and Brazil. These engagements are expected to yield approximately 900 tons of castor seeds in 2024, fulfilling all existing purchase orders and providing additional inventory later this year. The balance of the existing purchase orders is anticipated to be delivered in the second half of 2024.

Biomica Ltd. - a clinical-stage biopharmaceutical company developing innovative microbiome-based therapeutics, utilizing Evogene's MicroBoost AI tech-engine.

-
In January, 2024, Biomica reached a significant milestone by completing Phase I trial enrollment for its microbiome-based immuno-oncology drug BMC128 - a rationally designed consortia of 4 bacteria. Biomica recently announced that it will be presenting preliminary Phase 1 study data of BMC128 in a poster presentation at the 2024 ASCO Annual Conference, on June 3rd.

-	Biomica is now preparing for advancing to Phase 2 of BMC128 clinical trial, and already conducted a pre-IND meeting with the FDA, aiming to initiate Phase 2 in 2025.

-	Results from Biomica's pre-clinical study in the IBS program, conducted in collaboration with NYU’s medical school, were presented at the Digestive Disease Week 2024 Annual Conference in May 2024.

Lavie Bio Ltd. - a leading ag-biologicals company that develops microbiome-based, computational-driven novel bio-stimulant and bio-pesticide products, utilizing Evogene's MicroBoost AI tech-engine.

-
In February, 2024, Lavie Bio announced that it had met the requirements of its licensing agreement for LAV311 & LAV312 with Corteva. This achievement enabled the successful receipt of the second half of an advanced payment, amounting to $2.5 million, bringing the total to $5 million.

-	In February, 2024, Lavie Bio signed an agreement with Syngenta for the development of new biological insecticidal solutions.

-
Lavie Bio has extended its joint validation trials with Bayer for its bio-fungicides, following successful laboratory and greenhouse testing. This joint effort, aimed at combating diseases affecting fruits and vegetables globally, has moved to field experiments for further validation.

-
In March, 2024, Lavie Bio partnered with Ceres Global Ag Corp. to integrate its bio-inoculant, YalosTM, into regenerative agriculture programs across the North America. This announcement and other marketing and sales efforts support the penetration of YalosTM in US and Canada markets with additional crops being added for treatment. Based on initial orders and sale projections, 2024 revenues are anticipated to increase compared to the previous year.

AgPlenus Ltd. - a global leader in computational design and development of novel sustainable crop protection products, utilizing Evogene's ChemPass AI tech-engine.

-
In February, 2024, AgPlenus announced a licensing and collaboration agreement with Bayer to develop a novel mode of action broad-spectrum herbicide targeting the APTH1 protein. The agreement entitles AgPlenus to an upfront payment, which was received on March 2024, ongoing research funding, milestone payments, and royalties based on future product sales. Bayer will have the exclusive license for developing and commercializing products resulting from this collaboration.

-
In March, 2024, AgPlenus announced achieving a milestone under its existing collaboration with Corteva to develop new herbicides through a novel mode of action, APCO12, discovered by AgPlenus. The next phase of this collaboration will focus on optimizing the herbicide candidates towards a commercial-level product.

Financial Highlights:

Cash Position: As of March 31, 2024, Evogene held consolidated cash, cash equivalents, and short-term bank deposits of approximately $26.6 million, compared to approximately $31.1 million as of December 31, 2023. The consolidated cash usage during the Q1 2024 was approximately $4.5 million. Excluding Lavie Bio and Biomica, Evogene and its other subsidiaries used approximately $3.4 million in cash. Projected cash usage for 2024, excluding Lavie Bio and Biomica, is expected to be around $8.0 million, marking a notable 36% decrease from approximately $12.5 million in 2023.

Revenue: Revenues for the first quarter of 2024 were approximately $4.2 million, a significant increase from approximately $0.6 million in the same period the previous year. This growth was primarily driven by revenues recognized from Lavie Bio's licensing agreement with Corteva and AgPlenus's new collaboration with Bayer. Evogene anticipates continued revenue growth in 2024 compared to the previous year, mainly in the second half of 2024 based on Casterra’s forecast for seed-order supply.

R&D Expenses: Research and development expenses for the first quarter of 2024 were stable at approximately $4.8 million, net of non-refundable grants, consistent with the same period in the previous year.

Sales and Marketing Expenses: These expenses increased to $992 thousand in the first quarter of 2024 compared to $800 thousand in the same period of the previous year. The increase was driven by heightened sales and marketing activities for Casterra's elite seed varieties and Lavie Bio’s first commercial product, YalosTM.

General and Administrative Expenses: General and administrative expenses rose to approximately $1.7 million in the first quarter of 2024, compared to approximately $1.5 million in the same period of the previous year, mainly due to non-cash compensation for subsidiary CEOs.

Other Expenses: The decision to cease Canonic's operations resulted in recording other expenses of approximately $0.5 million, mainly due to impairment of fixed assets.

Operating Loss: The operating loss for the first quarter of 2024 was approximately $4.1 million, a decrease from $6.8 million in the same period of the previous year, mainly due to increased revenues.

Financing Income: Financing income net for the first quarter of 2024 was $241 thousand, compared to financing expenses net of $230 thousand in the same period of the previous year. This improvement was primarily due to increased interest income and revaluation of convertible SAFE.

Net Loss: The net loss for the first quarter of 2024 was approximately $3.8 million, compared to approximately $7.0 million in the same period last year. The $3.2 million decrease in net loss was primarily due to increased revenues and financial income, partially offset by the one-time $519 thousand other expenses related to ceasing Canonic’s operations.

For the financial tables click here.
***
Conference Call & Webcast Details: Thursday, May 23, 2024. 9:00 AM EST 4:00 PM IDT
To join the Zoom conference, please register in advance here

Or join via audio

US: +12532158782,,87112165951# or +13017158592,,87112165951#
US: +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799 or +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 558 8656 or +1 646 931 3860 or +1 669 444 9171 or +1 689 278 1000 or +1 719 359 4580 or +1 720 707 2699 or +1 253 205 0468

More International numbers 871 1216 5951

Webcast & Presentation link available at:
https://evogene.com/investor-relations/

About Evogene Ltd.

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.
Evogene established three unique tech-engines – MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).
Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its four subsidiaries including:

-	Biomica Ltd. (www.biomicamed.com) – developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

-	Lavie Bio (www.lavie-bio.com) – developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;

-	AgPlenus Ltd. (www.agplenus.com) – developing next generation ag-chemicals for effective and sustainable crop protection powered by ChemPass AI;

-
Casterra Ag (www.casterra.co) – developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Forward-Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", "expects", "hopes" "intends", "anticipates", "plans", "believes", "scheduled", "estimates", "demonstrates" or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss Evogene’s strategy, its anticipated growth in 2024, projected 2024 cash usage, expected annualized savings from ceasing Canonic’s operations, Casterra’s ability to supply all existing purchase orders by the end of 2024 and providing additional inventory, the success of Biomica’s microbiome-based drugs in future trials, the results of the validation trials of Lavie Bio with Bayer, the anticipated revenues from sale of Yalos, Ag Plenus receipt of milestone and royalty payments from Bayer and Ag Plenus ability to reach commercial-level products in its project with Corteva. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene's reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors' Contact:

Rachel Pomerantz Gerber, Head of Investor Relations at Evogene
Email: rachel.pomerantz@evogene.com
Tel: +972-8-9311901

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	As of March 31,	As of December 31,
	2024	2023
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$11,915	$20,772
Short-term bank deposits	14,698	10,291
Trade receivables	539	357
Other receivables and prepaid expenses	3,154	2,973
Inventories	716	76

	31,022	34,469
LONG-TERM ASSETS:
Long-term deposits and other receivables	26	28
Investment accounted for using the equity method	133	-
Right-of-use-assets	879	980
Property, plant and equipment, net	1,796	2,455
Intangible assets, net	12,924	13,169

	15,758	16,632

	$46,780	$51,101
CURRENT LIABILITIES:
Trade payables	$1,041	$1,785
Employees and payroll accruals	2,432	2,537
Lease liability	715	853
Liabilities in respect of government grants	561	388
Deferred revenues and other advances	416	362
Other payables	964	1,019

	6,129	6,944
LONG-TERM LIABILITIES:
Lease liability	286	285
Liabilities in respect of government grants	4,237	4,426
Deferred revenues and other advances	402	393
Convertible SAFE	10,343	10,368

	15,268	15,472
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 50,623,278 shares as of March 31, 2024 and 50,584,888 shares as of December 31, 2023	286	286
Share premium and other capital reserve	269,452	269,353
Accumulated deficit	(261,449)	(257,586)

Equity attributable to equity holders of the Company	8,289	12,053

Non-controlling interests	17,094	16,632

Total equity	25,383	28,685

	$46,780	$51,101

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Three months ended March 31,		Year ended December 31,
	2024	2023	2023
	Unaudited		Audited

Revenues	$4,190	$641	$5,640
Cost of revenues	310	322	1,692

Gross profit	3,880	319	3,948

Operating expenses:

Research and development, net	4,801	4,800	20,777
Sales and marketing	992	800	3,611
General and administrative	1,654	1,515	6,068
Other expenses	519	-	-

Total operating expenses, net	7,966	7,115	30,456

Operating loss	(4,086)	(6,796)	(26,508)

Financing income	407	308	1,486
Financing expenses	(166)	(538)	(965)

Financing income (expenses), net	241	(230)	521

Loss before taxes on income	(3,845)	(7,026)	(25,987)
Tax benefit	-	(45)	(33)

Loss	$(3,845)	$(6,981)	$(25,954)

Attributable to:
Equity holders of the Company	(3,863)	(6,271)	(23,879)
Non-controlling interests	18	(710)	(2,075)

	$(3,845)	$(6,981)	$(25,954)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.08)	$(0.15)	$(0.52)

Weighted average number of shares used in computing basic and diluted loss per share	50,622,922	41,489,001	45,685,619

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2024	2023	2023
	Unaudited		Audited

Cash flows from operating activities:

Loss	$(3,845)	$(6,981)	$(25,954)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	426	401	1,641
Amortization of intangible assets	245	240	971
Share-based compensation	539	418	1,877
Revaluation of convertible SAFE	(25)	194	254
Net financing income	(194)	(54)	(666)
Loss (gain) from sale and impairment of property, plant
and equipment	519	(26)	(26)
Tax benefit	-	(45)	(33)

	1,510	1,128	4,018
Changes in asset and liability items:

Decrease (increase) in trade receivables	(182)	98	(9)
Increase in other receivables	(179)	(291)	(1,445)
Decrease (increase) in inventories	(640)	(25)	490
Decrease in deferred taxes	-	94	94
Increase (decrease) in trade payables	(685)	121	742
Increase (decrease) in employees and payroll accruals	(105)	55	550
Decrease in other payables	(61)	(553)	(534)
Increase (decrease) in deferred revenues and other advances	(71)	8	(288)

	(1,923)	(493)	(400)

Cash received (paid) during the year for:

Interest received	171	138	905
Interest paid	(23)	(36)	(115)
Taxes paid	-	-	(31)

Net cash used in operating activities	$(4,110)	$(6,244)	$(21,577)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2024	2023	2023
	Unaudited		Audited

Cash flows from investing activities:

Purchase of property, plant and equipment	$(141)	$(359)	$(785)
Proceeds from sale of marketable securities	-	637	6,924
Purchase of marketable securities	-	-	(503)
Proceeds from sale of property, plant and equipment	10	26	26
Investment in bank deposits, net	(4,231)	-	(10,200)

Net cash provided by (used in) investing activities	(4,362)	304	(4,538)

Cash flows from financing activities:

Issuance of a subsidiary preferred shares to non-controlling interests	-	-	9,523
Proceeds from issuance of ordinary shares, net of issuance expenses	3	268	8,449
Repayment of lease liability	(231)	(206)	(836)
Proceeds from government grants	-	26	1,089
Repayment of government grants	(139)	(35)	(73)

Net cash provided by (used in) financing activities	(367)	53	18,152

Exchange rate differences - cash and cash equivalent balances	(18)	(93)	(245)

Decrease in cash and cash equivalents	(8,857)	(5,980)	(8,208)

Cash and cash equivalents at the beginning of the period	20,772	28,980	28,980

Cash and cash equivalents at the end of the period	$11,915	$23,000	$20,772

Significant non-cash activities

Acquisition of property, plant and equipment	$22	$69	$81

Investment in equity-accounted investee with corresponding deferred revenues	133	-	-

Increase of right-of-use asset recognized with corresponding lease liability	$130	$71	$194